SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CHATHAM LODGING TRUST

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

16208T102

(CUSIP Number)

Paul Friedman

BlueMountain Capital Management, LLC

280 Park Avenue, 5th Floor East

New York, New York 10017

212-905-3990

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 4, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16208T102

1	Names of reporting persons BlueMountain Capital Management, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,262,500
	9	Sole dispositive power 0
	10	Shared dispositive power 1,262,500
11	Aggregate amount beneficially owned by each reporting person 1,262,500(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.89%(2)
14	Type of reporting person (see instructions) IA

(1)	The Reporting Persons (as defined in Item 2) may be deemed to be members of a “group,” within the meaning of
Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members (as defined in Item 2). If the Reporting Persons are deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members, such “group” shall be deemed to beneficially own 2,525,000 shares of Common Stock, which represents 9.78% of the Issuer’s outstanding Common Stock. However, the Reporting Persons expressly disclaim beneficial ownership of the 1,262,500 shares of Common Stock beneficially owned by the Vora Group Members.
(2)	All percentages set forth in this Schedule 13D are based upon the Issuer’s 25,808,058 outstanding shares of Common Stock made up of 22,558,058 shares as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2013 plus 3,250,000 shares of Common Stock issued in connection with the Company’s public offering which closed on September 30, 2013.

CUSIP No. 16208T102

1	Names of reporting persons BlueMountain GP Holdings, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,051,876
	9	Sole dispositive power 0
	10	Shared dispositive power 1,051,876
11	Aggregate amount beneficially owned by each reporting person 1,051,876(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.08%(2)
14	Type of reporting person (see instructions) OO

(1)	The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members. If the Reporting Persons are deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members, such “group” shall be deemed to beneficially own 2,525,000 shares of Common Stock, which represents 9.78% of the Issuer’s outstanding Common Stock. However, the Reporting Persons expressly disclaim beneficial ownership of the 1,262,500 shares of Common Stock beneficially owned by the Vora Group Members.
(2)	All percentages set forth in this Schedule 13D are based upon the Issuer’s 25,808,058 outstanding shares of Common Stock made up of 22,558,058 shares as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2013 plus 3,250,000 shares of Common Stock issued in connection with the Company’s public offering which closed on September 30, 2013.

CUSIP No. 16208T102

1	Names of reporting persons Blue Mountain Credit Alternatives Master Fund L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 697,073
	9	Sole dispositive power 0
	10	Shared dispositive power 697,073
11	Aggregate amount beneficially owned by each reporting person 697,073(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.70%(2)
14	Type of reporting person (see instructions) PN

(1)	The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members. If the Reporting Persons are deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members, such “group” shall be deemed to beneficially own 2,525,000 shares of Common Stock, which represents 9.78% of the Issuer’s outstanding Common Stock. However, the Reporting Persons expressly disclaim beneficial ownership of the 1,262,500 shares of Common Stock beneficially owned by the Vora Group Members.
(2)	All percentages set forth in this Schedule 13D are based upon the Issuer’s 25,808,058 outstanding shares of Common Stock made up of 22,558,058 shares as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2013 plus 3,250,000 shares of Common Stock issued in connection with the Company’s public offering which closed on September 30, 2013.

CUSIP No. 16208T102

1	Names of reporting persons Blue Mountain CA Master Fund GP, Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 697,073
	9	Sole dispositive power 0
	10	Shared dispositive power 697,073
11	Aggregate amount beneficially owned by each reporting person 697,073(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.70%(2)
14	Type of reporting person (see instructions) CO

(1)	The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members. If the Reporting Persons are deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members, such “group” shall be deemed to beneficially own 2,525,000 shares of Common Stock, which represents 9.78% of the Issuer’s outstanding Common Stock. However, the Reporting Persons expressly disclaim beneficial ownership of the 1,262,500 shares of Common Stock beneficially owned by the Vora Group Members.
(2)	All percentages set forth in this Schedule 13D are based upon the Issuer’s 25,808,058 outstanding shares of Common Stock made up of 22,558,058 shares as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2013 plus 3,250,000 shares of Common Stock issued in connection with the Company’s public offering which closed on September 30, 2013.

CUSIP No. 16208T102

1	Names of reporting persons BlueMountain Long/Short Credit Master Fund L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 130,473
	9	Sole dispositive power 0
	10	Shared dispositive power 130,473
11	Aggregate amount beneficially owned by each reporting person 130,473(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.51%(2)
14	Type of reporting person (see instructions) PN

(1)	The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members. If the Reporting Persons are deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members, such “group” shall be deemed to beneficially own 2,525,000 shares of Common Stock, which represents 9.78% of the Issuer’s outstanding Common Stock. However, the Reporting Persons expressly disclaim beneficial ownership of the 1,262,500 shares of Common Stock beneficially owned by the Vora Group Members.
(2)	All percentages set forth in this Schedule 13D are based upon the Issuer’s 25,808,058 outstanding shares of Common Stock made up of 22,558,058 shares as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2013 plus 3,250,000 shares of Common Stock issued in connection with the Company’s public offering which closed on September 30, 2013.

CUSIP No. 16208T102

1	Names of reporting persons BlueMountain Long/Short Credit GP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 130,473
	9	Sole dispositive power 0
	10	Shared dispositive power 130,473
11	Aggregate amount beneficially owned by each reporting person 130,473(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.51%(2)
14	Type of reporting person (see instructions) OO

(1)	The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members. If the Reporting Persons are deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members, such “group” shall be deemed to beneficially own 2,525,000 shares of Common Stock, which represents 9.78% of the Issuer’s outstanding Common Stock. However, the Reporting Persons expressly disclaim beneficial ownership of the 1,262,500 shares of Common Stock beneficially owned by the Vora Group Members.
(2)	All percentages set forth in this Schedule 13D are based upon the Issuer’s 25,808,058 outstanding shares of Common Stock made up of 22,558,058 shares as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2013 plus 3,250,000 shares of Common Stock issued in connection with the Company’s public offering which closed on September 30, 2013.

CUSIP No. 16208T102

1	Names of reporting persons BlueMountain Strategic Credit Master Fund L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 39,388
	9	Sole dispositive power 0
	10	Shared dispositive power 39,388
11	Aggregate amount beneficially owned by each reporting person 39,388(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.15%(2)
14	Type of reporting person (see instructions) PN

(1)	The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members. If the Reporting Persons are deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members, such “group” shall be deemed to beneficially own 2,525,000 shares of Common Stock, which represents 9.78% of the Issuer’s outstanding Common Stock. However, the Reporting Persons expressly disclaim beneficial ownership of the 1,262,500 shares of Common Stock beneficially owned by the Vora Group Members.
(2)	All percentages set forth in this Schedule 13D are based upon the Issuer’s 25,808,058 outstanding shares of Common Stock made up of 22,558,058 shares as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2013 plus 3,250,000 shares of Common Stock issued in connection with the Company’s public offering which closed on September 30, 2013.

CUSIP No. 16208T102

1	Names of reporting persons BlueMountain Strategic Credit GP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 39,388
	9	Sole dispositive power 0
	10	Shared dispositive power 39,388
11	Aggregate amount beneficially owned by each reporting person 39,388(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.15%(2)
14	Type of reporting person (see instructions) OO

(1)	The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members. If the Reporting Persons are deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members, such “group” shall be deemed to beneficially own 2,525,000 shares of Common Stock, which represents 9.78% of the Issuer’s outstanding Common Stock. However, the Reporting Persons expressly disclaim beneficial ownership of the 1,262,500 shares of Common Stock beneficially owned by the Vora Group Members.
(2)	All percentages set forth in this Schedule 13D are based upon the Issuer’s 25,808,058 outstanding shares of Common Stock made up of 22,558,058 shares as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2013 plus 3,250,000 shares of Common Stock issued in connection with the Company’s public offering which closed on September 30, 2013.

CUSIP No. 16208T102

1	Names of reporting persons BlueMountain Timberline Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 74,902
	9	Sole dispositive power 0
	10	Shared dispositive power 74,902
11	Aggregate amount beneficially owned by each reporting person 74,902(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.29%(2)
14	Type of reporting person (see instructions) CO

(1)	The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members. If the Reporting Persons are deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members, such “group” shall be deemed to beneficially own 2,525,000 shares of Common Stock, which represents 9.78% of the Issuer’s outstanding Common Stock. However, the Reporting Persons expressly disclaim beneficial ownership of the 1,262,500 shares of Common Stock beneficially owned by the Vora Group Members.
(2)	All percentages set forth in this Schedule 13D are based upon the Issuer’s 25,808,058 outstanding shares of Common Stock made up of 22,558,058 shares as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2013 plus 3,250,000 shares of Common Stock issued in connection with the Company’s public offering which closed on September 30, 2013.

CUSIP No. 16208T102

1	Names of reporting persons BlueMountain Credit Opportunities Master Fund I L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 151,035
	9	Sole dispositive power 0
	10	Shared dispositive power 151,035
11	Aggregate amount beneficially owned by each reporting person 151,035(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.59%(2)
14	Type of reporting person (see instructions) PN

(1)	The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members. If the Reporting Persons are deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members, such “group” shall be deemed to beneficially own 2,525,000 shares of Common Stock, which represents 9.78% of the Issuer’s outstanding Common Stock. However, the Reporting Persons expressly disclaim beneficial ownership of the 1,262,500 shares of Common Stock beneficially owned by the Vora Group Members.
(2)	All percentages set forth in this Schedule 13D are based upon the Issuer’s 25,808,058 outstanding shares of Common Stock made up of 22,558,058 shares as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2013 plus 3,250,000 shares of Common Stock issued in connection with the Company’s public offering which closed on September 30, 2013.

CUSIP No. 16208T102

1	Names of reporting persons BlueMountain Credit Opportunities GP I, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 151,035
	9	Sole dispositive power 0
	10	Shared dispositive power 151,035
11	Aggregate amount beneficially owned by each reporting person 151,035(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.59%(2)
14	Type of reporting person (see instructions) OO

(1)	The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members. If the Reporting Persons are deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members, such “group” shall be deemed to beneficially own 2,525,000 shares of Common Stock, which represents 9.78% of the Issuer’s outstanding Common Stock. However, the Reporting Persons expressly disclaim beneficial ownership of the 1,262,500 shares of Common Stock beneficially owned by the Vora Group Members.
(2)	All percentages set forth in this Schedule 13D are based upon the Issuer’s 25,808,058 outstanding shares of Common Stock made up of 22,558,058 shares as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2013 plus 3,250,000 shares of Common Stock issued in connection with the Company’s public offering which closed on September 30, 2013.

CUSIP No. 16208T102

1	Names of reporting persons BlueMountain Kicking Horse Fund L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 33,907
	9	Sole dispositive power 0
	10	Shared dispositive power 33,907
11	Aggregate amount beneficially owned by each reporting person 33,907(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.13%(2)
14	Type of reporting person (see instructions) PN

(1)	The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members. If the Reporting Persons are deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members, such “group” shall be deemed to beneficially own 2,525,000 shares of Common Stock, which represents 9.78% of the Issuer’s outstanding Common Stock. However, the Reporting Persons expressly disclaim beneficial ownership of the 1,262,500 shares of Common Stock beneficially owned by the Vora Group Members.
(2)	All percentages set forth in this Schedule 13D are based upon the Issuer’s 25,808,058 outstanding shares of Common Stock made up of 22,558,058 shares as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2013 plus 3,250,000 shares of Common Stock issued in connection with the Company’s public offering which closed on September 30, 2013.

CUSIP No. 16208T102

1	Names of reporting persons BlueMountain Kicking Horse Fund GP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 33,907
	9	Sole dispositive power 0
	10	Shared dispositive power 33,907
11	Aggregate amount beneficially owned by each reporting person 33,907(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.13%(2)
14	Type of reporting person (see instructions) OO

(1)	The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members. If the Reporting Persons are deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members, such “group” shall be deemed to beneficially own 2,525,000 shares of Common Stock, which represents 9.78% of the Issuer’s outstanding Common Stock. However, the Reporting Persons expressly disclaim beneficial ownership of the 1,262,500 shares of Common Stock beneficially owned by the Vora Group Members.
(2)	All percentages set forth in this Schedule 13D are based upon the Issuer’s 25,808,058 outstanding shares of Common Stock made up of 22,558,058 shares as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2013 plus 3,250,000 shares of Common Stock issued in connection with the Company’s public offering which closed on September 30, 2013.

CUSIP No. 16208T102

1	Names of reporting persons BlueMountain Montenvers Master Fund SCA SICAV-SIF
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Luxembourg
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 135,722
	9	Sole dispositive power 0
	10	Shared dispositive power 135,722
11	Aggregate amount beneficially owned by each reporting person 135,722(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.53%(2)
14	Type of reporting person (see instructions) PN

(1)	The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members. If the Reporting Persons are deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members, such “group” shall be deemed to beneficially own 2,525,000 shares of Common Stock, which represents 9.78% of the Issuer’s outstanding Common Stock. However, the Reporting Persons expressly disclaim beneficial ownership of the 1,262,500 shares of Common Stock beneficially owned by the Vora Group Members.
(2)	All percentages set forth in this Schedule 13D are based upon the Issuer’s 25,808,058 outstanding shares of Common Stock made up of 22,558,058 shares as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2013 plus 3,250,000 shares of Common Stock issued in connection with the Company’s public offering which closed on September 30, 2013.

CUSIP No. 16208T102

1	Names of reporting persons BlueMountain Montenvers GP S.à r.l.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Luxembourg
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 135,722
	9	Sole dispositive power 0
	10	Shared dispositive power 135,722
11	Aggregate amount beneficially owned by each reporting person 135,722(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.53%(2)
14	Type of reporting person (see instructions) CO

(1)	The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members. If the Reporting Persons are deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members, such “group” shall be deemed to beneficially own 2,525,000 shares of Common Stock, which represents 9.78% of the Issuer’s outstanding Common Stock. However, the Reporting Persons expressly disclaim beneficial ownership of the 1,262,500 shares of Common Stock beneficially owned by the Vora Group Members.
(2)	All percentages set forth in this Schedule 13D are based upon the Issuer’s 25,808,058 outstanding shares of Common Stock made up of 22,558,058 shares as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2013 plus 3,250,000 shares of Common Stock issued in connection with the Company’s public offering which closed on September 30, 2013.

CUSIP No. 16208T102

Item 1. Security of the Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Chatham Lodging Trust, a Maryland real estate investment trust (the “Issuer”). The Issuer’s principal executive office is located at 50 Cocoanut Row, Suite 211, Palm Beach, Florida 33480.

Item 2. Identity and Background.

(a) – (c) This Schedule 13D is being filed by the following beneficial owners of Common Stock (each, a “Reporting Person”):

(i)	Blue Mountain Credit Alternatives Master Fund L.P., a Cayman Islands exempted limited partnership (“Credit Alternatives”), with respect to the Common Stock directly owned by it;

(ii)	Blue Mountain CA Master Fund GP, Ltd., a Cayman Islands exempted limited company (“BMCA GP”), with respect to the Common Stock directly owned by Credit Alternatives;

(iii)	BlueMountain Long/Short Credit Master Fund L.P., a Cayman Islands exempted limited partnership (“Long/Short Credit”), with respect to the Common Stock directly owned by it;

(iv)	BlueMountain Long/Short Credit GP, LLC, a Delaware limited liability company (“Long/Short Credit GP”), with respect to the Common Stock directly owned by Long/Short Credit;

(v)	BlueMountain Strategic Credit Master Fund L.P., a Cayman Islands exempted limited partnership (“Strategic Credit”), with respect to the Common Stock directly owned by it;

(vi)	BlueMountain Strategic Credit GP, LLC, a Delaware limited liability company (“Strategic Credit GP”), with respect to the Common Stock directly owned by Strategic Credit;

(vii)	BlueMountain Kicking Horse Fund L.P., a Cayman Islands exempted limited partnership (“Kicking Horse”), with respect to the Common Stock directly owned by it;

(viii)	BlueMountain Kicking Horse Fund GP, LLC, a Delaware limited liability company (“Kicking Horse GP”), with respect to the Common Stock directly owned by Kicking Horse;

(ix)	BlueMountain Credit Opportunities Master Fund I L.P., a Cayman Islands exempted limited partnership (“COF”, and together with Credit Alternatives, Long/Short Credit, Strategic Credit and Kicking Horse, the “Partnerships”), with respect to the Common Stock directly owned by it;

(x)	BlueMountain Credit Opportunities GP I, LLC, a Delaware limited liability company (“COF GP”), with respect to the Common Stock directly owned by COF;

(xi)	BlueMountain Montenvers Master Fund SCA SICAV-SIF, an investment company with variable share capital organized as a specialized investment fund in the form of a corporate partnership limited by shares under the laws of Luxembourg (“Montenvers”), with respect to the Common Stock directly owned by it;

(xii)	BlueMountain Montenvers GP S.à r.l., a private limited company incorporated under the laws of Luxembourg (“Montenvers GP” and together with BMCA GP, Long/Short Credit GP, Strategic Credit GP, Kicking Horse GP and COF GP, the “General Partners”), with respect to the Common Stock directly owned by Montenvers;

(xiii)	BlueMountain Timberline Ltd., a Cayman Islands exempted limited company (“Timberline” and together with Montenvers and the Partnerships, the “BlueMountain Funds”), with respect to the Common Stock directly owned by it;

CUSIP No. 16208T102

(xiv)	BlueMountain Capital Management, LLC, a Delaware limited liability company (the “Investment Manager”), which serves as investment manager to the BlueMountain Funds, and has investment discretion with respect to the Common Stock directly owned by the BlueMountain Funds; and

(xv)	BlueMountain GP Holdings, LLC, a Delaware limited liability company (the “Ultimate General Partner”), which serves as the ultimate general partner of each of the Partnerships, with respect to the Common Stock directly owned by each of the Partnerships.

The principal business of: (i) each of the BlueMountain Funds is to serve as a private investment exempted limited partnership, private corporate limited partnership or private investment exempted company, as the case may be; (ii) each of the General Partners is to serve as the general partner of the respective Partnership or Montenvers, as the case may be; (iii) the Investment Manager is to serve as investment manager to a variety of private investment funds (including the BlueMountain Funds), and to make investment decisions on behalf of those private investment funds, and (iv) the Ultimate General Partner is to serve as the ultimate general partner of a variety of private investment funds organized as limited partnerships or limited liability companies for which the Investment Manager serves as investment manager (including the Partnerships).

The executive officers, directors, and control persons of the Reporting Persons are as follows:

Andrew Feldstein	Chief Executive Officer and Chief Investment Officer of the Investment Manager; Chief Executive Officer and Chief Investment Officer of the Ultimate General Partner; Director of BMCA GP; Director of Timberline

Stephen Siderow	President of the Investment Manager; President of the Ultimate General Partner; Director of BMCA GP; Director of Timberline

Alan Gerstein	Managing Principal and Senior Portfolio Manager of the Investment Manager; Managing Principal and Senior Portfolio Manager of the Ultimate General Partner

Michael Liberman	Managing Principal, Chief Operating Officer and Chief Risk Officer of the Investment Manager; Managing Principal, Chief Operating Officer and Chief Risk Officer of the Ultimate General Partner

Bryce Markus	Managing Principal and Senior Portfolio Manager of the Investment Manager; Managing Principal and Senior Portfolio Manager of the Ultimate General Partner

David Rubenstein	Managing Principal, Chief Financial Officer, General Counsel and Secretary of the Investment Manager; Managing Principal, Chief Financial Officer, General Counsel and Secretary of the Ultimate General Partner and Manager of Montenvers GP

Derek Smith	Managing Principal and Senior Portfolio Manager of the Investment Manager; Managing Principal and Senior Portfolio Manager of the Ultimate General Partner and Manager of Montenvers GP

James Staley	Managing Partner of the Investment Manager; Managing Partner of the Ultimate General Partner

Peter Greatrex	Managing Partner and Head of Research of the Investment Manager; Managing Partner and Head of Research of the Ultimate General Partner

Mark Shapiro	Director of Timberline and Manager of Montenvers GP. Mr. Shapiro also serves as a consultant to several financial service and professional service firms.

Todd Groome	Manager of Montenvers GP

Elli Stevens	Manager of Montenvers GP

The business address of each BlueMountain Fund (other than Montenvers) and BMCA GP is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

CUSIP No. 16208T102

The business address of the Investment Manager, Strategic Credit GP, Kicking Horse GP, COF GP, the Ultimate General Partner, Andrew Feldstein, Stephen Siderow, Alan Gerstein, Michael Liberman, Bryce Markus, David Rubenstein, Derek Smith, James Staley, Peter Greatrex and Mark Shapiro is 280 Park Avenue, 5th Floor East, New York, New York 10017.

The business address of Montenvers, Montenvers GP and Elli Stevens is 6D, route de Treves, L-2633 Seningerberg, Luxembourg B176.316.

The business address of Todd Groome is Grand Pavillion Commercial Centre, 1st Floor, 802 West Bay Rd., Grand Cayman, Cayman Islands.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 1.

The Reporting Persons may also be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and HG Vora Special Opportunities Master Fund Ltd., HG Vora Capital Management, LLC and Mr. Parag Vora (the “Vora Group Members”). It is the understanding of the Reporting Persons that the Vora Group Members are filing a separate Schedule 13D pursuant to Rule 13d-1(k)(2) under the Act with respect to the Common Stock. The Reporting Persons may cease acting with the Vora Group Members at any time and for any reason that the Reporting Persons deem appropriate or for no reason, at which time they will no longer comprise a “group” within the meaning of Section 13(d)(3) of the Act with the Vora Group Members.

(d) None of the Reporting Persons or any of their respective executive officers, directors or control persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or any of their respective executive officers, directors or control persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons’ executive officers, directors or control persons is a United States citizen, except for Elli Stevens who is a British citizen.

Item 3. Source and Amount of Funds or Other Consideration

The Common Stock of the Issuer beneficially owned by the Reporting Persons was acquired with $23,987,500 of working capital set aside for the general purpose of investing.

Item 4. Purpose of Transaction.

The Reporting Persons have acquired the Issuer’s Common Stock from the Vora Group Members for investment purposes and in connection with an anticipated discussion of strategic transaction alternatives with the Issuer.

The Reporting Persons, with or independently from the Vora Group Members, may explore ways to enhance value for the Issuer’s shareholders and engage in communications with various parties regarding the Issuer, including, but not limited to, the Issuer’s management, members of the board of trustees, shareholders or other investors, potential strategic partners, financial advisers and other industry participants.

The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions: (i) purchase additional Common Stock, options or related derivatives in the open market, in privately negotiated transactions or otherwise, subject to certain limitations imposed by the Issuer on the purchase of additional shares and the October Letter Agreement (as defined below); (ii) sell all or a portion of the Common Stock, options or related derivatives now beneficially

CUSIP No. 16208T102

owned or hereafter acquired by them; or (iii) engage in, suggest or explore other proposals, as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

The Reporting Persons are party to that certain letter agreement with the Vora Group Members (the “October Letter Agreement”). The October Letter Agreement contains, among other things, certain limitations on the purchase of additional shares of Common Stock by the Reporting Persons and the Vora Group Members. Either the Reporting Persons or the Vora Group Members may terminate the October Letter Agreement at any time in the future, and as a result of such action and other actions, may in the future no longer be considered as comprising a “group” within the meaning of Section 13(d)(3) of the Act with the Vora Group Members.

Except as set forth above, the Reporting Persons currently have no plan or proposals with respect to any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) All percentages set forth in this Schedule 13D are based upon the Issuer’s 25,808,058 outstanding shares of Common Stock made up of 22,558,058 shares as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2013 plus 3,250,000 shares of Common Stock issued in connection with the Company’s public offering which closed on September 30, 2013.

The 1,262,500 shares of Common Stock beneficially owned, in the aggregate, by the BlueMountain Funds as of October 4, 2013, represent approximately 4.89% of the issued and outstanding shares of Common Stock of the Issuer, with such percentage calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. A further detailed breakdown of the Reporting Persons’ beneficial ownership of Common Stock is set forth below.

If the Reporting Persons are deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members, such “group” shall be deemed to beneficially own 2,525,000 shares of Common Stock, which represents 9.78% of the Issuer’s outstanding Common Stock. However, the Reporting Persons expressly disclaim beneficial ownership of the 1,262,500 shares of Common Stock beneficially owned by the Vora Group Members.

A. Investment Manager

(a) Amount beneficially owned: 1,262,500

Percent of class: 4.89%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 1,262,500

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,262,500

B. Ultimate General Partner

(a) Amount beneficially owned: 1,051,876

Percent of class: 4.08%

CUSIP No. 16208T102

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 1,051,876

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,051,876

C. Credit Alternatives

(a) Amount beneficially owned: 697,073

Percent of class: 2.70%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 697,073

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 697,073

D. BMCA GP

(a) Amount beneficially owned: 697,073

Percent of class: 2.70%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 697,073

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 697,073

E. Long/Short Credit

(a) Amount beneficially owned: 130,473

Percent of class: 0.51%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 130,473

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 130,473

CUSIP No. 16208T102

F. Long/Short Credit GP

(a) Amount beneficially owned: 130,473

Percent of class: 0.51%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 130,473

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 130,473

G. Strategic Credit

(a) Amount beneficially owned: 39,388

Percent of class: 0.15%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 39,388

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 39,388

H. Strategic Credit GP

(a) Amount beneficially owned: 39,388

Percent of class: 0.15%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 39,388

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 39,388

I. Timberline

(a) Amount beneficially owned: 74,902

Percent of class: 0.29%

CUSIP No. 16208T102

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 74,902

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 74,902

J. COF

(a) Amount beneficially owned: 151,035

Percent of class: 0.59%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 151,035

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 151,035

K. COF GP

(a) Amount beneficially owned: 151,035

Percent of class: 0.59%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 151,035

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 151,035

L. Kicking Horse

(a) Amount beneficially owned: 33,907

Percent of class: 0.13%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 33,907

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 33,907

CUSIP No. 16208T102

M. Kicking Horse GP

(a) Amount beneficially owned: 33,907

Percent of class: 0.13%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 33,907

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 33,907

N. Montenvers

(a) Amount beneficially owned: 135,722

Percent of class: 0.53%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 135,722

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 135,722

O. Montenvers GP

(a) Amount beneficially owned: 135,722

Percent of class: 0.53%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 135,722

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 135,722

The Investment Manager, each General Partner and the Ultimate General Partner, each expressly declare that this filing shall not be construed as an admission that each is, for the purposes of sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this filing.

None of the Reporting Persons beneficially own any other shares of Common Stock of the Issuer.

CUSIP No. 16208T102

(c) The following transactions in Common Stock were effected during the past 60 days by the Reporting Persons:

Date	Reporting Person	Transaction	Number of Shares	Price per Share
10/4/2013	Credit Alternatives	Purchase	697,073	$19.00
10/4/2013	Long/Short Credit	Purchase	130,473	$19.00
10/4/2013	Strategic Credit	Purchase	39,388	$19.00
10/4/2013	Timberline	Purchase	74,902	$19.00
10/4/2013	COF	Purchase	151,035	$19.00
10/4/2013	Kicking Horse	Purchase	33,907	$19.00
10/4/2013	Montenvers	Purchase	135,722	$19.00

(d) No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of, Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The response to Item 4 of this Schedule 13D is incorporated by reference herein. Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

1. Joint Filing Agreement dated October 7, 2013, attached as Exhibit 1 hereto.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date: October 7, 2013

BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN CREDIT ALTERNATIVES MASTER FUND L.P.
BY: BLUE MOUNTAIN CA MASTER FUND GP, LTD.

By:	/s/ ANDREW FELDSTEIN
Name:	Andrew Feldstein, Director

BLUEMOUNTAIN CA MASTER FUND GP, LTD.

By:	/s/ ANDREW FELDSTEIN
Name:	Andrew Feldstein, Director

BLUEMOUNTAIN LONG/SHORT CREDIT MASTER FUND L.P.
BY: BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN STRATEGIC CREDIT MASTER FUND L.P.
BY: BLUEMOUNTAIN STRATEGIC CREDIT GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN STRATEGIC CREDIT GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN KICKING HORSE FUND L.P.
BY: BLUEMOUNTAIN KICKING HORSE FUND GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN KICKING HORSE FUND GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN CREDIT OPPORTUNITIES MASTER FUND I L.P.
BY: BLUEMOUNTAIN CREDIT OPPORTUNITIES GP I, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN CREDIT OPPORTUNITIES GP I, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN TIMBERLINE LTD.

By:	/s/ ANDREW FELDSTEIN
Name:	Andrew Feldstein, Director

BLUEMOUNTAIN MONTENVERS MASTER FUND SCA SICAV-SIF
BY: BLUEMOUNTAIN MONTENVERS GP S.à r.l.

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Authorized Person

BLUEMOUNTAIN MONTENVERS GP S.à r.l.

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Authorized Person

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)